Arent Fox	Arent Fox LLP/Washington, DC/New York, NY/Los Angeles, CA

January 9, 2007	Deborah S. Froling 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com
VIA EDGAR AND HAND DELIVERY
Ms. Jennifer R. Hardy
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	ICON Leasing Fund Twelve, LLC Registration Statement on Form S-1 (File No. 333-138661)
Dear Ms. Hardy:
On behalf of our client, ICON Leasing Fund Twelve, LLC (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated December 11, 2006, with respect to the Registrant’s above-referenced Registration Statement on Form S-1 filed with the Commission on November 13, 2006 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) revised to reflect changes requested by your comments. Amendment No. 1 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes two copies of Amendment No. 1, one of which has been marked to show changes from the Registration Statement.
The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.
General
1.	Please name the management of ICON Capital Corp. as your promoters. Please refer to Item 404(d)(1) of Regulation S-K and, if applicable, disclose all of the information required by this Item.
Response: The Registrant has revised Amendment No. 1 in response to the Staff’s comment. See page 3 of Amendment No. 1. Please note as well that page 38 of the Registration Statement (and page 38 of Amendment No. 1) already indicated that Messrs. Clarke and Martin would be considered “promoters” pursuant to Item 404(c)(1) of Regulation S-K and provided such information required by Item 404(c) of Regulation S-K.

Ms. Jennifer Hardy
January 9, 2007

2.	Provide prominent disclosure regarding the price that you will use to sell shares to persons affiliated with your manager or its affiliates.
Response: The Registrant has revised Amendment No. 1 on the cover page and pages 6, 74 and 86 in response to the Staff’s comment.
Cover Page
3.	Please move the paragraph beginning “the use of forecasts in this offering” and the last paragraph since the cover should be limited to Item 501 of Regulation S-K information.
Response: As the Registrant’s securities are non-traded, not only must it comply with Regulation S-K but it must also comply with the North American Securities Administrators Association’s requirements, including the Guidelines relating to Equipment Programs, as amended October 24, 1991 (the “NASAA Guidelines”). Pursuant to Section VII. B. of the NASAA Guidelines, the Registrant is required to include the “use of forecasts in this offering” paragraph on the front cover of the prospectus. With respect to the last paragraph on the cover page, Pennsylvania requires the information contained therein and the Registrant has included it pursuant to Item 501(b)(6) of Regulation S-K. Therefore, no changes to the cover page of the prospectus have been made.
4.	In the first bullet, please add that the distributions will not represent a return on capital.
Response: Amendment No. 1 has been revised in response to the Staff’s comment on the cover page, as well as pages i and 2.
Questions and Answers About This Offering, page vi
What can you expect to happen after you make an investment in our shares page vii
5.	Disclose briefly what the distributions, if any, will be based on.
Response: Amendment No. 1 has been revised in response to the Staff’s comment on page vii.
Prospectus Summary, page 1
Summary of Risk Factors
6.	Briefly explain what a “blind pool” is.
Response: Amendment No. 1 has been revised in response to the Staff’s comment on page 1.

Ms. Jennifer Hardy
January 9, 2007

Industry Overview, page 2
7.	Please provide a consent from ELA to be named in the registration statement. Similarly, please also file a consent from Monitor.
Response: The data from the Equipment Leasing and Finance Association and the Monitor, Inc. is publicly available for no charge or a nominal charge to members and companies associated with the equipment leasing industry. Given that the information is publicly available, the Registrant does not believe that consent of either entity is required to be filed with the registration statement. The Registrant also believes that the inclusion of the data obtained from these sources is informative to investors in order to better understand the equipment leasing industry and the business of the Registrant and therefore the inclusion of such data is appropriate.
Risk Factors, page 14
You will have limited voting rights..., page 10
8.	Please separate the information regarding the manager’s prior fund performance into a separately captioned risk factor since it discloses a separate risk from investors’ limited voting rights.
Response: Amendment No. 1 has been revised in response to the Staff’s comment on page 11.
Estimated Use of Proceeds, page 24
9.	Please provide a separate row in each of the tables for amounts that you will pay your manager if you sell the minimum and maximum number of shares.
Response: The Registrant has clarified in the Estimated Use of Proceeds table which amounts will be paid to the manager and its affiliates. The Registrant believes that this presentation provides a potential investor the information in a clear and concise manner.
10.	The column setting forth the fees and expenses as a percentage is confusing in the Use of Proceeds section. Please either delete it or move it to a more appropriate section of the prospectus and explain clearly what information investors can draw from this data.
Response: The Registrant follows Industry Guide 5 relating to the Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships (“Guide 5”) in the preparation of its registration statements. Item 3B of Guide 5 states that the use of proceeds table “should include both dollar amounts and percentages of the maximum and minimum proceeds of the offering.” In addition, because many of the fees paid are based upon a percentage of the gross offering proceeds rather than a set dollar amount, the inclusion of the disclosure of the percentage of gross offering proceeds is useful to the investors.

Ms. Jennifer Hardy
January 9, 2007

Opinion of Counsel, page 51
11.	We may have further comments after we review the tax opinion. Please tell us whether counsel will issue a short-form or long-form tax opinion.
Response: The Registrant hereby confirms that counsel will issue a short-form tax opinion, which will be submitted in connection with a pre-effective amendment to be filed with sufficient time for Staff review prior to effectiveness of the Registration Statement.
Plan of Distribution, page 84
12.	If your officers and employees may purchase shares in the offering, please disclose.
Response: Amendment No. 1 has been revised in response to the Staff’s comment on page 86 to indicate that only the executive officers of the Manager may purchase shares in the offering.
Further Information, page 89
Sales Material
13.	Please submit all sales material to us prior to its use, whether it is to be used before or after the registration statement is declared effective. The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.
Response: The Registrant will supplementally provide the Staff all sales literature intended to be used in the offering and hereby confirms that all sales literature intended for use with the Registration Statement will be provided to the Staff prior to its first use.
Part II Information Not Required in the Prospectus
Undertakings, page II-2
14.	Please remove the undertakings at (a)(4), (5), (6), (b) and (c) since these are not undertakings required by Item 512 of Regulation S-K.
Response: Item 15 and Item 20 of Guide 5 requires the Registrant to include the undertakings contained in paragraph (a)(4) (Item 20.B), paragraph (a)(5) (Item 15(5)) and paragraph (a)(6) (Item 20.C) in its registration statement as well as the undertaking in paragraph (c) (Item 20.D). In addition, Item 512(h) of Regulation S-K requires the Registrant to include the undertaking contained in paragraph (b).

Ms. Jennifer Hardy
January 9, 2007

* * *
If you have any questions in connection with the Registrant’s responses to your comments, please feel free to call me at (202) 857-6075 or Joel S. Kress, General Counsel of ICON Capital Corp at (212) 418-4711.
Sincerely,
/s/ Deborah S. Froling
Deborah S. Froling
cc:     Joel S. Kress, ICON Capital Corp.